Exhibit 99.1

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

Years ended March 31, 2008, 2007 and 2006

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada, and reflect management’s best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company’s last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

“Patrick Evans”
Patrick C. Evans
President and Chief Executive Officer

“Jennifer Dawson”
Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

June 23, 2008

AUDITORS' REPORT

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2008 and the consolidated statements of comprehensive income and accumulated other comprehensive income for the year ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 23, 2008

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2008 and 2007
	2008	2007
Assets
Current assets
Cash	$144,750	$179,970
Term deposit	1,437,377	275,000
Marketable securities (Note 3)	37,569	4,632
Amounts receivable	103,399	127,487
Advances and prepaid expenses	56,932	11,260
	1,780,027	598,349
Long-term investment (Note 3)	-	920,000
Investment in Camphor Ventures (Note 4)	-	7,519,747
Investment in Gahcho Kué Project (Note 5)	64,984,140	32,570,324
Equipment	-	7,407

Total assets	$66,764,167	$41,615,827

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$213,078	$418,799

Long-term liabilities
Future income tax liabilities (Note 7)	5,909,363	-

Shareholders' equity:
Share capital (Note 6)	85,581,729	66,579,083
Contributed surplus (Note 6)	945,210	701,626
Deficit	(25,918,150)	(26,083,681)
Accumulated other comprehensive income	32,937	-
Total shareholders' equity	60,641,726	41,197,028
Total liabilities and shareholders' equity	$66,764,167	$41,615,827

See accompanying notes to consolidated financial statements
Nature of operations (Note 1)
Going concern (Note 1)
Subsequent event (Note 6)

On behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

	2008	2007	2006
Expenses:
Amortization	$(14,239)	$(1,675)	$(1,082)
Consulting fees	(474,704)	(476,754)	(309,217)
Interest and bank charges	(4,605)	(1,200)	(1,231)
Office and administration	(115,079)	(80,998)	(54,043)
Professional fees	(202,245)	(198,628)	(166,150)
Promotion and investor relations	(86,380)	(124,467)	(108,184)
Salary and benefits	(129,291)	(56,101)	(37,500)
Stock-based compensation (Note 6)	-	(186,321)	(314,879)
Transfer agent and regulatory fees	(106,343)	(190,121)	(99,794)
Travel	(61,324)	(45,672)	(39,981)
Net loss for the period before the undernoted	(1,194,210)	(1,361,937)	(1,132,061)
Other earnings (expenses):
Interest income	62,155	23,940	12,173
Write-down of long-term investment	-	(480,000)	(1,080,000)
Gain on sale of long-term investment (Note 3)	1,075,420	-	-
Share of loss of Camphor Ventures	-	(143,266)	-
	1,137,575	(599,326)	(1,067,827)
Net loss for the year before tax recovery	(56,635)	(1,961,263)	(2,199,888)
Future income tax recovery (Note 7)	222,166	-	-
Net income (loss) for the year	165,531	(1,961,263)	(2,199,888)
Deficit, beginning of year	(26,083,681)	(24,122,418)	(21,922,530)
Deficit, end of year	$(25,918,150)	$(26,083,681)	$(24,122,418)
Basic and diluted earnings (loss) per share	$0.00	$(0.04)	$(0.04)
Weighted average number of shares outstanding	59,674,830	55,092,966	52,783,833

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)
Year ended March 31, 2008

2008
Net income for the year	$165,531
Other Comprehensive Income
Unrealized loss on marketable securities	(14,239)
Increase in value of long-term investment	795,420
Recycling of gain on sale of long-term investment (Note 3)	(1,075,420)
Recycling of opening unrealized gain on long-term investment	280,000
Comprehensive Income	$151,292

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
Year Ended March 31, 2008

2008
Balance, on initial adoption of CICA 3855
Marketable securities	$47,176
Long-term investment	280,000
Increase in value of long-term investment	795,420
Recycling of gain on sale of long-term investment through other comprehensive income	(1,075,420)
2008 Other Comprehensive Loss	(14,239)
Balance, end of year	$32,937

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

	2008	2007	2006
Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$165,532	$(1,961,263)	$(2,199,888)
Items not involving cash:
Future income tax recovery	(222,166)	-	-
Amortization	14,239	1,675	1,082
Stock-based compensation (Note 6)	-	186,321	314,879
Write-down of long-term investment	-	480,000	1,080,000
Gain on sale of long-term investment (Note 3)	(1,075,420)	-	-
Share of loss of Camphor Ventures	-	143,266	-
Changes in non-cash operating working capital
Amounts receivable	139,668	(60,850)	(40,313)
Advances and prepaid expenses	(45,672)	(5,208)	30,827
Accounts payable and accrued liabilities	(205,722)	237,533	86,290
	(1,229,541)	(978,526)	(727,123)
Investing activities:
Deferred exploration costs	(13,496)	(88,722)	(63,379)
Investment in term deposit	(912,377)	(275,000)	-
Purchase of equipment	-	(5,929)	-
Proceeds from sale of investment	1,995,420	-	-
Acquisition of Camphor Ventures, net of cash acquired (Note 4)	(16,274)	(205,755)	-
	1,053,273	(575,406)	(63,379)
Financing activities:
Shares issued for cash	141,048	888,450	634,850
Increase (decrease) in cash and cash equivalents	(35,220)	(665,482)	(155,652)
Cash, beginning of year	179,970	845,452	1,001,104
Cash, end of year	$144,750	$179,970	$845,452

Supplementary non-cash investing and financing activities (Note 4)

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

1.           Nature of operations:

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partner to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	Significant Accounting Policies and Future Accounting Policies Changes:

A. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a)          Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b)          Cash and cash equivalents:

Cash and cash equivalents consists of highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less when acquired.

(c)          Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at fair market value. Prior to the adoption of CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, the Company carried marketable securities at the lower of cost and quoted fair market value.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.           Significant accounting policies (continued):

(d)          Long-term investments:

(i) The long-term investment arose on the sale of mineral property interests in exchange for shares of the purchaser (Northern Lion Corp.) and was accounted for by the cost method since the Company did not have significant influence over the operating, investing and financing activities of the purchaser. Earnings from long-term investment have been recognized only to the extent received.

(ii) The Company’s 34% investment in common shares of Camphor Ventures Inc. (“Camphor”) as at March 31, 2007 was accounted for using the equity method, as the Company had significant influence over Camphor's operating, investing, and financing activities. Under the equity method, the investment in common shares of Camphor was recorded at cost and was adjusted periodically to recognize the Company's proportionate share of Camphor's net income or losses after the date of the investment, additional contributions made, and dividends received.

(e)          Mineral properties and deferred exploration costs:

Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-126 - “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent writedown of capitalized exploration costs related to mining properties is required. Any resulting writedowns are charged to the statement of operations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.           Significant accounting policies (continued):

(e)          Mineral properties and deferred exploration costs (continued):

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, its application did not result in impairment.

(f)           Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computers	30%

(g)          Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2008 and 2007, the Company has determined that it does not have material obligations for asset retirement obligations.

(h)          Stock-based compensation:

The Company expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period.

Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.           Significant accounting policies (continued):

(i)           Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(j)           Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing the earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, earnings (loss) available to the common shareholders equals the reported earnings or loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(k)          Foreign currency translation:

Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(l)           Financial instruments:

The fair values of the Company's cash, term deposit, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments are disclosed in Note 3.

(m)         Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, and long-term investment, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.           Significant accounting policies (continued):

(n)          Comparative figures:

Certain of the prior year’s comparative figures have been reclassified to conform with the current year’s presentation.

B.           Newly adopted accounting Standards

Effective April 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)           Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.           Significant accounting policies (continued):

B.           Newly Adopted Accounting Standards (continued):

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Cash and cash equivalents	Held-for-trading
Marketable securities	Available-for-sale
Amounts receivable	Loans and receivables
Long-term investments	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855. The Company did not identify any such embedded derivatives.

The impact of the initial adoption of this section resulted in the Company increasing the value of marketable securities and long-term investment by $47,176 and $280,000, respectively, to their fair values at April 1, 2007 with an offsetting adjustment to accumulated other comprehensive income.

b)            Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.

There was no impact to the Company upon initial adoption of this section on April 1, 2007.

c)            Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

The Company implemented this section on April 1, 2007.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.           Significant accounting policies (continued):

C. Future Accounting Policy Changes

The Company will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008.

(a)          Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)      qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)     summary quantitative data about what it manages as capital;
(iii)    whether   during   the   period   it   complied   with  any   externally   imposed   capital requirements to which it is subject; and
(iv)    when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There will be no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements.

(b)          Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. There will be no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements.

(c)           Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Company’s financial statements as it has not held significant inventories in the past and does not anticipate holding any in the period of initial application.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.           Significant accounting policies (continued):

C. Future Accounting Policy Changes (continued):

(d)          Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

(e)          International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provided IFRS comparative information for the previous fiscal year. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company expects the transition to IFRS to impact financial reporting, business processes, and information systems. The Company will assess the impact of the transition to IFRS and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

3.           Marketable Securities

In July, 2007, the Company sold its 4,000,000 shares in Northern Lion Gold Corp. (“Northern Lion”) for net proceeds of $1,995,420.

The quoted market value of remaining marketable securities at March 31, 2008 was $37,569 (March 31, 2007 - $51,808).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

4.           Investment in Camphor Ventures Inc.

During the fiscal year ending March 31, 2007, the Company acquired 4,892,750 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares. The investment in Camphor was valued at cost based on the closing price ($3.80) of Mountain Province common shares on July 24, 2006, the date the shares were issued. The Company already owned 100,000 common shares (previously reported under Marketable Securities) at a cost of $66,760, bringing its total shareholdings in Camphor to 4,992,750 common shares.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

4.           Investment in Camphor Ventures Inc. (continued):

During the year, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 66 percent of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company’s holdings in Camphor to 100%, and the Company’s interest in the Gahcho Kué project to 49%, with De Beers Canada holding a 51% interest. A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares. The Company has valued the common shares issued in this transaction based on the market price of the Company’s shares on the various dates the consideration was exchanged.

In addition to the issuance of common shares, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company. These replacement stock options were valued at their estimated fair market value using the Black-Scholes model with the following assumptions: dividend yield of 0%; expected volatilities of 34% to 64%; risk-free interest rate of 4.64% and expected lives between 2.83 and 10.33 months.

The allocation of the purchase price is summarized in the table below.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding (net of 4,992,750 shares in Camphor held by the Company)	$18,330,842
Value of replacement options issued	774,340
Transaction costs	233,879
Camphor shares previously owned by the Company	7,313,992
$26,653,053
Purchase price allocation
Net assets	$384,262
Mineral properties	32,400,320
Future income taxes	(6,131,529)
$26,653,053

5.           Investment in Gahcho Kué Project:

	2008	2007
Opening balance	$32,570,324	$32,481,602
Mineral Acquisition Properties - Camphor acquisition	32,400,320	-
Consulting	-	77,801
Mining lease costs	13,496	10,921
	$64,984,140	$32,570,324

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

5.           Investment in Gahcho Kué Project (continued):

Gahcho Kué Project:

The Company holds a 49% interest (see Note 4) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

6.           Share Capital and Contributed Surplus:

(a)           Authorized

Unlimited number of common shares without par value

(b)          Issued and fully paid:

Number of shares		Amount
Balance, March 31, 2005	52,610,847	$57,607,786
Exercise of stock options	465,000	634,850
Value of stock options exercised	-	11,027
Balance, March 31, 2006	53,075,847	58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issued shares in exchange for shares in Camphor Ventures (Note 4)	1,944,868	7,390,498
Balance, March 31, 2007	55,670,715	66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	-	530,756
Issuance of shares upon investment in Camphor Ventures (Note 4)	4,052,816	18,330,842
Balance, March 31, 2008	59,870,881	$85,581,729

(c)       Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2008, there were 1,337,432 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

6.           Share Capital and Contributed Surplus (continued):

(c)      Stock options (continued):

The following presents the continuity of stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2005	1,325,000	$1.48
Granted	200,000	3.57
Exercised	(465,000)	1.37
Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	1.37
Balance, March 31, 2007	410,000	$2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05
Balance, March 31, 2008	461,500	$2.47

The following are the stock options outstanding and exercisable at March 31, 2008.

Expiry Date	Black Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
April 30, 2008	$254,610	61,500	0.08 years	$0.56
October 1, 2009	189,400	200,000	1.50 years	1.96
November 1, 2010	180,100	100,000	2.59 years	2.63
January 30, 2011	321,100	100,000	2.84 years	4.50
	$945,210	461,500	1.84 years

Subsequent to March 31, 2008, 61,500 options with an exercise price of $0.56 each were exercised for proceeds of $34,501.

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2008	2006
Dividend yield	0%	0%
Expected volatility	34%-64%	84%-89.78%
Risk-free interest rate	4.64%	3.9%
Expected lives	2.83-10.33 months	5 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

6.           Share Capital and Contributed Surplus (continued):

(d)       Contributed surplus:

Amount
Balance, March 31, 2005	$257,925
Recognition of stock-based compensation expense	314,879
Value on exercise of stock options transferred to share capital	(11,027)

Balance, March 31, 2006	561,777
Recognition of stock-based compensation expense	186,321
Value on exercise of stock options transferred to share capital	(46,472)

Balance, March 31, 2007	701,626
Value of options issued to Camphor option holders (Note 4)	774,340
Value on exercise of stock options transferred to share capital	(530,756)
Balance, March 31, 2008	$945,210

(e)       Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

7.           Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the years ended March 31, 2008 (2007 - 34.25% and 2006 - 36.12%) to loss before income taxes. The reasons for the differences are primarily as a result of the following:

	2008	2007	2006
Loss before income taxes	$56,635	$1,961,263	$2,199,888
Tax recovery (payable) calculating using statutory rates	15,000	671,700	794,600
Earnings not subject to taxation/(expenses not deductible for taxation)	207,166	(195,000)	(308,800)
	222,166	476,700	485,800
Valuation allowance	-	(476,700)	(485,800)
	$222,166	$-	$-

The components that give rise to future income tax assets and future tax liabilities are as follows:

	2008		2007	2006
Mineral properties and deferred exploration	$(6,131,529	) $	869,900	$682,300
Loss carry forwards	872,259		810,200	1,962,200
Equipment	-		143,000	155,300
Long-term investment	-		590,000	503,100
	(5,257,270)		2,413,100	3,302,900
Valuation allowance	(652,093)		(2,413,100)	(3,302,900)
Net future income tax asset (liability)	$(5,909,363	) $	-	$-

At March 31, 2008, the Company has available losses for income tax purposes totaling approximately $3.5 million, expiring at various times from 2009 to 2028. Of the available losses, $0.9 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $40 million, which may be carried forward and utilized to reduce future taxable income. Included in the $40 million of tax pools is $30 million which can only be utilized against taxable income from specific mineral properties.